1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

Jonathan Gaines

jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

August 20, 2024

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Adam Lovell

Re:	Morgan Stanley Direct Lending Fund, et al.; File No. 812-15543

Dear Mr. Lovell:

This letter responds to comments that you conveyed to me via email regarding the Fund’s application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”) and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act, filed on January 29, 2024, on behalf of Morgan Stanley Direct Lending Fund and other applicants named in the Application (the “Applicants”). The Applicants have considered these comments and have authorized us to make the responses discussed below. Capitalized terms have the same meaning as in the application unless otherwise indicated.

On behalf of the Applicants, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please insert the file number in the application (812-15543).

Response: The application has been revised accordingly.

2.	Comment: Please explain supplementally the basis for seeking new exemptive relief to supersede the Prior Order.

Response: The Applicants are seeking an amended exemptive order to broaden the scope of the Prior Order to include MS Proprietary Accounts and make certain immaterial changes of an updating nature to match the most current form of exemptive orders.

3.	Comment: In the first sentence of the subsection entitled “I. Introduction – A. Requested Relief,” please delete the reference to section 57(a)(4).

Response: The disclosure has been revised accordingly.

4.	Comment: In the final bulleted item under the subsection entitled “I. Introduction – B. Applicants Seeking Relief,” in the parenthetical defining the term “Applicants,” please add “PIF A Subs” and LGAM Subs” since these entities are set forth two and three bullets above, respectively.

Response: The disclosure has been revised accordingly.

5.	Comment: In the “Affiliated Fund” defined term, please delete clause (d) or cite to the precedent order that permits an employee securities company to participate in Co-Investment Transactions.

Response: The disclosure has been revised accordingly to delete the reference to employee securities companies.

6.	Comment: In footnote 4, please add the phrase “and will not be the source of any Potential Co-Investment Transactions under the requested Order” to the end of the penultimate sentence.

Response: The disclosure has been revised accordingly. Please see updated footnote 7.

7.	Comment: If the Affiliated Funds will include collateralized loan obligation funds (“CLOs”), please insert the following as a footnote prior to “means any Existing Affiliated Fund, MS Proprietary Account...” in the definition of “Affiliated Fund” in the subsection entitled “C. Defined Terms.” If the Affiliated Funds will not include CLOs, please delete the reference to relying on rule 3a-7 under the Act from the “Affiliated Fund” and “Wholly Owned Investment Sub” definitions.

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to the terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

Response: The disclosure has been revised accordingly. Please see updated footnote 4.

8.	Comment: In the “MS Proprietary Account” defined term, please replace “may hold various financial assets” with “will hold various financial assets.” Please also change the phrase “proposed co-investment program” to “proposed Co-Investment Transactions” or define the term “Co-Investment Program” consistent with precedent.

Response: The disclosure has been revised accordingly.

9.	Comment: Please supplementally confirm that any MS Proprietary Account that currently intends to rely on any Order that may be granted has been named as an Applicant and that the Application contains a description of all such Applicants, including in such description whether each such Applicant is an Adviser. With respect to any MS Proprietary Account that is not an Adviser, whether existing now or in the future, please explain supplementally how an Adviser will ensure compliance by each such entity with the conditions of the Application.

Response: The Applicants hereby confirm that any MS Proprietary Account that currently intends to rely on any Order that may be granted has been named as an Applicant and that the Application contains a description of all such Applicants, including in such description whether each such Applicant is an Adviser.

The Adviser will maintain a rigorous process for ensuring compliance with the conditions of the Order by any applicable MS Proprietary Account. We note that, with respect to the allocation of investment opportunities, a formal process will be in place prior to the effective date to identify and share with the applicable portfolio managers at the Adviser all Potential Co-Investment Transactions identified by MS Proprietary Accounts that fall within a Regulated Funds’ Objectives and Strategies and Board Established Criteria. A record of all deals that fall within the Regulated Funds’ Objectives and Strategies and Board-Established Criteria will be documented and periodically reviewed by the applicable Adviser, Regulated Fund and MS Proprietary Account compliance personnel to ensure all applicable Potential Co-Investment Opportunities were appropriately identified and communicated. The Adviser will otherwise utilize its existing policies and procedures with respect to the other conditions of the Order, expanded to include information received from the MS Proprietary Accounts, to ensure all such conditions are complied with.

10.	Comment: In the “Wholly Owned Investment Sub” defined term, please delete phrases “and issue debt” and “in lieu of” or cite to the precedent order that permits a Wholly Owned Investment Sub to hold investments and issue debt in lieu of a Regulated Fund.

Response: We respectfully acknowledge the comment and note that the precedent order approved for TCG BDC, Inc., et. al, (File No. 812-15275) Release No. 32945 (notice), Release No. 32969 (order) permits a Wholly Owned Investment Sub to hold investments and issue debt in lieu of a Regulated Fund.

11.	Comment: In section “II. Applicants,” items H and I, please change the phrase “co-investment program” to “Co-Investment Transactions” or use the defined term “Co-Investment Program.”

Response: The disclosure has been revised accordingly.

12.	Comment: Consistent with the precedent application submitted by Morgan Stanley Direct Lending Fund et al. on August 27, 2020, please add the following text to the beginning of Footnote 9:

“The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.”

Response: The disclosure has been revised accordingly. Please see updated footnote 10.

13.	Comment: In the second paragraph of Appendix A, please change the phrase “co-investment program” to “Co-Investment Transactions” or use the defined term “Co-Investment Program.”

Response: The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan Gaines
Jonathan Gaines